March 29, 2007

Mail Stop 4561

Oren Rozenberg
Chief Executive Officer
Global Advance Corporation
Geva Street 13/10
Netanya, Jerusalem 42319 ISRAEL

> **RE: Global Advance Corporation**
> **Amendment number 1 to Form SB-2**
> **Filed March 6, 2007**
> **File number 333-140320**

Dear Mr. Rozenberg:

We have reviewed your amendment and have the following comments in that regard.

<u>Cover Page</u>

1. Please see our prior comment 1. It appears that you have not included all of the information required by Item 501 of Regulation S-B to be on the front of the Cover Page, specifically Items 501(a)(5) and 501(a)(7). Please note that we had suggested that you omit the table in order to simplify the disclosure and to save space for the required disclosure. Additionally, the information contained in the table appears to be provided by the paragraph of text on the cover page. Rule 421(d) requires you to avoid redundancies on the cover page of your filing. Please comply.

2. Further, we note that you included the discussion of the expenses of the offering on the Cover Page rather than under the caption, "Our Direct Public Offering" as we had requested in our comment 2. Please revise to include this disclosure in the appropriate, specified, section. Please also note that we show that the $25,001 wouldl amount to 25.011% of the gross offering proceeds and not the 35% stated in the added disclosure.

<u>Inside Cover Page</u>

3. Provide a table of contents on the insider cover or the back outside cover of the prospectus See paragraph (a) of Item 502 of Regulation S-B. Additionally, please add page numbers to your prospectus.

Management's Discussion and Analysis

4. Your added disclosure indicates that the estimates of time "are coming from the Company Ideal Plus from whom the Company acquired the technology." The statements contained in the filing should be those of Global Advance, and disclosure that is inconsistent with this should be eliminated or modified to conform with the requirements of Rule 436.   It appears you should revise to state the estimates as the beliefs of the company which it formed, based on discussions with Idea Plus. Either delete the final sentence of the added paragraph or revise to more fully explain why Idea Plus' views "can be relied upon". Provide the consent of Idea Plus as an exhibit, if you retain assertions regarding its expertise and the reliability of its estimates.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Michael S. Krome
       8 Teak Court
       Lake Grove, NY 11755
       Facsimile number: (631) 737-8382